SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Unaudited condensed consolidated statement of financial position

As of 09/30/2021

All amounts in thousands of reais

Assets	Note	Sep/2021	Dec/2020

Current assets
Cash and cash equivalents	3	12,025,888	13,862,852
Financial investments	4	2,936,176	3,627,227
Trade accounts receivable	5	7,932,505	4,731,979
Inventories	6	14,365,943	8,383,650
Taxes recoverable	8	1,241,308	1,192,665
Income tax and social contribution		3,653,166	1,547,916
Dividends and interest on capital	7	165	165
Prepaid expenses		186,011	344,867
Derivatives	18.2	8,269	33,769
Other receivables		769,440	465,154

		43,118,871	34,190,244

Non-current assets
Financial investments	4	16,314	15,564
Trade accounts receivable	5	15,837	23,229
Inventories	6	33,082	18,036
Taxes recoverable	8	1,175,454	1,072,737
Income tax and social contribution		210,722	72,267
Deferred income tax and social contribution	20(c)	7,766,356	8,529,972
Judicial deposits		178,839	196,911
Derivatives	18.2	1,069	34,091
Other receivables		320,876	227,480
Investments	9	49,962	43,153
Property, plant and equipment	10	36,443,431	35,929,149
Intangible assets	11	2,829,301	2,828,691
Right of use of assets	12(a)	2,581,733	2,902,395

		51,622,976	51,893,675

Total assets		94,741,847	86,083,919

The notes are an integral part of the unaudited condensed consolidated interim financial information.

1

Braskem S.A.

Unaudited condensed consolidated statement of financial position

As of 09/30/2021

All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Sep/2021	Dec/2020

Current liabilities
Trade payables	13	10,438,072	9,946,315
Borrowings	14(a)	902,823	1,318,931
Braskem Idesa borrowings	15	7,182,416	7,660,128
Debenture	16	57,466	54,436
Derivatives	18.2	386,986	592,251
Payroll and related charges		1,000,633	814,566
Taxes payable	19	896,939	952,689
Income tax and social contribution		3,554,647	284,129
Dividends		1,769	5,456
Advances from customers		441,391	287,449
Leniency agreement	23	309,815	397,036
Sundry provisions	21	457,109	362,407
Other payables		1,011,362	466,341
Provision - geological event in Alagoas	24	5,002,811	4,349,931
Lease	12(b)	855,942	895,109

Current Liabilities		32,500,181	28,387,174

Non-current liabilities
Trade payables	13	59,660	7,233
Borrowings	14(a)	32,887,895	40,413,192
Braskem Idesa borrowings	15	4,572,424	4,399,110
Debenture	16	148,544	181,679
Derivatives	18.2	407,293	558,913
Taxes payable	19		1,370
Loan to non-controlling shareholders of Braskem Idesa	7	3,456,265	3,222,493
Income tax and social contribution			576,174
Deferred income tax and social contribution	20(c)	1,256,528	1,234,398
Post-employment benefits		487,373	472,074
Advances from customers		333,369	382,478
Legal provisions	22.1	1,120,470	1,151,087
Leniency agreement	23	793,733	1,077,314
Sundry provisions	21	848,835	511,801
Provision - geological event in Alagoas	24	3,042,666	4,825,846
Other payables		215,230	235,324
Lease	12(b)	2,073,815	2,312,777

		51,704,100	61,563,263

Shareholders' equity
Capital	26	8,043,222	8,043,222
Capital reserve		3,473
Additional paid in capital		(488,388)	(488,388)
Other comprehensive income	26	(3,702,816)	(5,177,889)
Treasury shares		(38,197)	(49,704)
Retained earnings (accumulated losses)		8,349,928	(4,529,547)

Total attributable to the Company's shareholders		12,167,222	(2,202,306)

Non-controlling interest in subsidiaries		(1,629,656)	(1,664,212)

		10,537,566	(3,866,518)

Total liabilities and shareholders' equity		94,741,847	86,083,919

The notes are an integral part of the unaudited condensed consolidated interim financial information.

2

Braskem S.A.

Unaudited condensed consolidated statement of comprehensive income

With 9 month period ended September 30, 2021

All amounts in thousands of reais

		9-months ended	9-months ended
	Note	Sep/2021	Sep/2020

Net revenue	28	77,413,096	39,805,121
Cost of products sold	31	(52,057,968)	(33,533,365)

Gross profit		25,355,128	6,271,756

Income (expenses)
Selling and distribution	31	(1,475,809)	(1,369,619)
Loss (reversals) for impairment of trade accounts receivable and others from clients	31	2,925	(15,036)
General and administrative	31	(1,751,153)	(1,333,961)
Research and development	31	(197,995)	(172,862)
Results from equity-accounted investees		(1,097)	(19,893)
Other income	29	1,235,710	816,874
Other expenses	29	(1,750,550)	(5,380,240)
			-
Profit (loss) before net financial expenses and taxes		21,417,159	(1,202,981)

Financial results	30
Financial expenses		(4,269,789)	(3,682,559)
Financial income		1,591,646	498,479
Exchange rate variations, net		(2,930,678)	(7,325,580)

		(5,608,821)	(10,509,660)

Profit (loss) before income tax and social contribution		15,808,338	(11,712,641)

Current and deferred income tax and social contribution	20(a)	(2,911,862)	3,819,810

Net profit (loss) for the period		12,896,476	(7,892,831)

Attributable to:
Company's shareholders		12,857,659	(7,537,950)
Non-controlling interest in subsidiaries		38,817	(354,881)

Net profit (loss) for the period		12,896,476	(7,892,831)

Earnings (loss) per share - basic and diluted - R$	27
Common		16.1586	(9.4699)
Preferred shares class "A"		16.1588	(9.4699)
Preferred shares class "B"		0.6057	(9.4699)

The notes are an integral part of the unaudited condensed consolidated interim financial information.

3

Braskem S.A.

Unaudited condensed consolidated statement of comprehensive income

With 9 month period ended September 30, 2021

All amounts in thousands of reais

	Note	9-months ended Sep/2021	9-months ended Sep/2020

Net profit (loss) for the period		12,896,476	(7,892,831)

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		211,344	(1,371,053)
Income tax and social contribution - cash flow hedge		(67,806)	461,736
Fair value of cash flow hedge from jointly-controlled investees, net of taxes		1,239	786
		144,777	(908,531)

Exchange variation of foreign sales hedge	18.3(a.i)	(1,160,181)	(9,245,179)
Sales Hedge - transfer to profit or loss	18.3(a.i)	1,507,624	1,557,361
Income tax and social contribution on exchange variation	-	(118,130)	2,613,858
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	(307,586)	(2,009,111)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	368,433	348,165
Income tax on exchange variation - Braskem Idesa		(18,254)	498,284
		271,906	(6,236,622)

Foreign subsidiaries currency translation adjustment		1,052,402	4,668,466

Total		1,469,085	(2,476,687)

Items that will not be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes		1,067	—
Long term incentive plan, net of taxes		(4,615)	7,178

Total		(3,548)	7,178

Total comprehensive income for the period		14,362,013	(10,362,340)

Attributable to:
Company's shareholders		14,327,457	(9,355,271)
Non-controlling interest in subsidiaries		34,556	(1,007,069)

Total comprehensive income for the period		14,362,013	(10,362,340))

The notes are an integral part of the unaudited condensed consolidated interim financial information.

4

Braskem S.A.

Unaudited condensed consolidated statement of changes in equity

All amounts in thousands of reais

				Revenue reserves							Total
							Additional	Other		Retained earnings	Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	paid in	comprehensive	Treasury	/ (accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	capital	income	shares	losses)	interest	subsidiaries	equity

At January 1, 2020		8,043,222	232,472	577,476	153,478	1,174,301	(488,388)	(4,757,539)	(49,724)	—	4,885,298	(940,592)	3,944,706

Comprehensive income for the period:
Loss for the 9-month ended September 30, 2020										(7,537,950)	(7,537,950)	(354,881)	(7,892,831)
Exchange variation of foreign sales hedge, net of taxes								(5,945,952)			(5,945,952)	(290,670)	(6,236,622)
Fair value of cash flow hedge, net of taxes								(889,184)			(889,184)	(19,347)	(908,531)
Long term incentive plan								7,600			7,600	(422)	7,178
Foreign subsidiaries currency translation adjustment								5,010,215			5,010,215	(341,749)	4,668,466
		—	—	—	—	—	—	(1,817,321)		(7,537,950)	(9,355,271)	(1,007,069)	(10,362,340)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(19,761)	—	19,761
Realization of deemed cost of jointly-controlled investment, net of taxes								(380)		380
Fair value adjustments of trade accounts receivable, net of taxes								229			229		229
Exchange variation in hyperinflationary economy, net of taxes								5,078			5,078		5,078
								(14,834)		20,141	5,307		5,307

At September 30, 2020		8,043,222	232,472	577,476	153,478	1,174,301	(488,388)	(6,589,694)	(49,724)	(7,517,809)	(4,464,666)	(1,947,661)	(6,412,327)

At January 1, 2021		8,043,222	—	—	—	—	(488,388)	(5,177,889)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)

Comprehensive income for the period:
Net profit for the 9-month ended September 30, 2021										12,857,659	12,857,659	38,817	12,896,476
Exchange variation of foreign sales hedge, net of taxes								261,258			261,258	10,648	271,906
Fair value of cash flow hedge, net of taxes								127,054			127,054	17,723	144,777
Long term incentive plan								(4,483)			(4,483)	(132)	(4,615)
Foreign currency translation adjustment								1,084,902			1,084,902	(32,500)	1,052,402
								1,468,731		12,857,659	14,326,390	34,556	14,360,946

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(19,623)		19,623
Realization of deemed cost of jointly-controlled investment, net of taxes								(540)		540
Actuarial loss with post-employment benefits, net of taxes								1,067			1,067		1,067
Fair value adjustments of trade accounts receivable, net of taxes								52			52		52
Exchange variation in hyperinflationary economy, net of taxes	—	—	—	—	—	—	—	25,386	—	—	25,386		25,386
								6,342		20,163	26,505		26,505
Contributions to shareholders:
Incentive long term plan payments with treasury shares	25		3,473						11,507		14,980		14,980
Prescribed dividend										1,653	1,653	—	1,653
			3,473						11,507	1,653	16,633		16,633

At September 30, 2021		8,043,222	3,473	—	—	—	(488,388)	(3,702,816)	(38,197)	8,349,928	12,167,222	(1,629,656)	10,537,566

The notes are an integral part of the unaudited condensed consolidated interim financial information.

5

Braskem S.A.

Unaudited condensed consolidated statement of cash flows

As of 09/30/2021

All amounts in thousands of reais

	Note	9-months ended Sep/2021	9-months ended Sep/2020

Profit (loss) before income tax and social contribution		15,808,338	(11,712,641)

Adjustments for:
Depreciation and amortization		2,812,758	3,001,589
Results from equity-accounted investees		1,097	19,893
Net interest, monetary and foreign exchange gain/losses		4,292,501	11,775,714
Provisions (reversal and recovery of credits), net		546,684	5,999
Provision - geological event in Alagoas	29	835,332	5,143,395
PIS and COFINS credits - exclusion of ICMS from the calculation basis	29	(1,031,099)	(199,826)
Loss for impairment of trade accounts receivable and others from clients		(2,925)	15,036
Reversal of provision for losses		(28,117)	(17,309)

		23,234,569	8,031,850

Changes in operating assets and liabilities
Judicial deposits - other financial assets	24		3,746,107
Financial investments		784,027	(1,776,868)
Trade accounts receivable		(3,085,730)	(871,642)
Inventories		(5,782,645)	316,151
Taxes recoverable		2,075,926	1,761,100
Prepaid expenses		190,479	144,489
Other receivables		(383,476)	(375,136)
Trade payables		(23,799)	(5,039,655)
Taxes payable		121,619	(624,880)
Advances from customers		94,174	305,969
Leniency agreement	23	(389,087)	(349,842)
Sundry provisions		(285,430)	(93,491)
Other payables		(1,254,626)	(324,640)

Cash generated from operations		15,296,001	4,849,512

Interest paid		(2,569,965)	(2,206,228)
Income tax and social contribution paid		(2,172,769)	(189,828)

Net cash generated from operating activities		10,553,267	2,453,456

Proceeds from the sale of property, plant and equipment and intangible assets		39,719	13,438
Dividends received			3,074
Acquisitions to property, plant and equipment and intangible assets		(2,042,939)	(1,930,539)

Net cash used in investing activities		(2,003,220)	(1,914,027)

Short-term and Long-term debt
Issuance		21,474	15,214,497
Payments		(9,226,608)	(10,340,708)
Braskem Idesa borrowings
Payments		(766,250)	(658,669)
Lease payments	12	(594,337)	(478,713)
Dividends paid		(2,034)	(2,379)
Other financial liabilities			(400,842)

Net cash (used) generated in financing activities		(10,567,755)	3,333,186

Exchange variation on cash of foreign subsidiaries		180,744	1,647,883

(Decrease) increase in cash and cash equivalents		(1,836,964)	5,520,498

Represented by
Cash and cash equivalents at the beginning of the period		13,862,852	6,803,880
Cash and cash equivalents at the end of the period		12,025,888	12,324,378

(Decrease) increase in cash and cash equivalents		(1,836,964)	5,520,498

The notes are an integral part of the unaudited condensed consolidated interim financial information.

6

Summary of Notes

1 Operations	8
2 Accounting policies	9
3 Cash and cash equivalents	14
4 Financial investments	14
5 Trade accounts receivable	15
6 Inventories	16
7 Related parties	17
8 Taxes recoverable	19
9 Investments	20
10 Property, plant and equipment	24
11 Intangible assets	24
12 Right-of-use assets and lease liability	25
13 Trade account payables	26
14 Borrowings	27
15 Braskem Idesa Financing	29
16 Debentures	30
17 Reconciliation of borrowing activities in the statement of cash flow	31
18 Financial instruments	32
19 Taxes payable	42
20 Income tax (“IR”) and social contribution (“CSL”)	43
21 Sundry provisions	46
22 Provisions for legal proceedings	47
23 Leniency agreement with authorities	49
24 Geological event - Alagoas	50
25 Long-term incentive (“LTI”) plan	56
26 Equity	57
27 Earnings per share	60
28 Net revenues	61
29 Other income (expenses), net	62
30 Financial results	62
31 Expenses by nature and function	63
32 Segment information	63
33 Contractual obligations	64
34 Subsequent events	64

7

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. is a public corporation headquartered in Camaçari/Bahia, which, jointly with its subsidiaries (hereinafter “Braskem” or “Company”), is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem’s shares are traded on B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange (“NYSE”) under the ticker BAK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals.

Operations of Braskem Idesa

On December 2, 2020, the subsidiary Braskem Idesa (“BI”) was notified by the National Natural Gas Control Center ("Cenagas"), the Mexican government agency responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential to produce polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, Braskem Idesa immediately suspended its operational activities.

On January 7, 2021, Braskem Idesa partially resumed operations of polyethylene production based on an experimental business model, that follows all safety protocols, in order to attend the demand from Mexico’s plastics industry. In addition, Braskem Idesa has taken legal measures as established in the Ethane Supply Agreement entered into between BI and PEMEX. Braskem Netherlands B.V., the direct parent company of BI, also has taken legal actions based on the applicable international rules to protect the rights and to ensure the performance of all legal obligations and also seeking to protect its investment in Mexico. Such measures provide for a remediation and negotiation period in which the parties seek a solution.

The subsidiary Braskem Idesa (“BI”) signed the following documents to enable the continuity of its operations:

(i) On February 26, 2021, memorandum of understanding with terms and conditions for discussing potential amendments to the ethane supply agreement with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), as well as for building an ethane import terminal, subject to negotiation, final documentation, approval of creditors and shareholders of BI, and with rights reserved; and

(ii) On February 26, 2021, natural gas transportation service agreement with Centro Nacional de Control del Gas Natural ("CENAGAS"), with term of 15 years, subject to the execution of the final documentation mentioned in item (i) above.

On September 27, 2021, Braskem Idesa signed the following documents:

(i) Amendment to the ethane supply agreement (“Amendment”) with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), with settlement of any pending contractual amounts; and

8

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(ii) Agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing administrative support measures, especially with the obtainment of licences, permits and rights of way for the project to build an ethane import terminal with the capacity to meet all of BI's feedstock requirements ("Terminal Agreement”).

The Amendment changes the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction), with the terminal's startup expected in the second half of 2024. The Amendment further establishes first-refusal rights, which consists of a preemptive right for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references.

Note that the terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources. Moreover, the investment in the terminal is subject to final approvals by the competent governance bodies of BI and by its shareholders.

To render them effective, the Amendment and the Terminal Agreement are conditioned upon the applicable corporate approvals, including final approval by the shareholders and creditors of BI ("Conditions Precedent"). The Amendment produces effects retroactive to February 26, 2021, the execution date of the memorandum of understanding. The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of this consolidated interim financial information, except for the disclosures included in the Note 2.3.1. New standards and pronouncements adopted in the current fiscal year.

2.1 Basis of preparation of the consolidated interim financial information

In preparing this consolidated interim financial information, Management has made judgements and estimates that affect the application of accounting policies.

The judgments and assumptions made by management in the use of estimates for preparing this consolidated interim financial information did not differ significantly from those described in the financial statements as of December 31, 2020, which were issued on May 13, 2021.

All relevant information pertaining exclusively to this consolidated interim financial information is presented herein and corresponds to the information used by the Management of the Company.

9

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

The issue of this consolidated interim financial information was authorized by the Executive Board on January 14, 2022.

2.1.1 Consolidated interim financial information

The consolidated interim financial information refers to the nine-month period ended as of September 30, 2021, that have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), should be read jointly with the financial statements of the Company for the year ended December 31, 2020.

The consolidated interim financial information comprises the financial statements of the Braskem S.A. and the following entities:

		Total and voting interest - %
		Headquarters	Sep/2021	Dec/2020
Direct and Indirect subsidiaries
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem Energy Ltda ("Braskem Energy")	(i)	Brazil	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")		India	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Green B.V. (“Braskem Holanda Green”)	(ii)	Netherlands	100.00	-
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00

(i)	Subsidiary incorporated in April 2021 that is in the pre-operating phase. Its main activities include electricity trading and the rendering of management and representation services in the Energy Free Contracting Environment.
(ii)	Subsidiary incorporated in September 2021, which currently is in the pre-operational phase, with capital to be paid up by Braskem Holanda. Its main activities encompass the manufacture, trade, distribution, import and export of renewable products, development of technologies related to this purpose and the participation in other companies.

10

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

2.2 Functional and foreign currency

The functional currency of the Company is the Real (R$). The presentation currency is also Real (R$).

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The subsidiaries with a functional currency different from Real are listed below:

Functional currency

Subsidiaries
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate
	Sep/2021	Dec/2020	Variation	Sep/2021	Sep/2020	Variation
U.S. dollar - Brazilizan real	5.4394	5.1967	4.67%	5.3317	5.0793	4.97%
Euro - Brazilizan real	6.2983	6.3779	-1.25%	6.3768	5.7207	11.47%
Mexican peso - Brazilizan real	0.2646	0.2610	1.38%	0.2649	0.2328	13.78%
U.S. dollar - Mexican peso	20.5710	19.9240	3.25%	20.1366	21.8263	-7.74%
U.S. dollar - Euro	0.8562	0.8166	4.84%	0.8361	0.8903	-6.09%

2.3 New standards and pronouncements

2.3.1 New standards and pronouncements adopted in the current fiscal year

- Leases affected by Covid-19 (amendment IFRS 16). This amendment did not have a significant impact on this interim financial information.

- Interest Rate Benchmark Reform: Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16).

The changes address issues that might affect financial reporting after the reform of an interbank offered rate (“IBORs”), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide a practical expedient for certain requirements under IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to:

- Changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

- Hedge accounting.

(i) Change in the basis for determining contractual cash flows

The changes require adjustments to the determination of cash flows from financial assets and financial liabilities affected by the interest rate benchmark reform.

11

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

On September 30, 2021, the Company has bank loans whose interest rates are based on LIBOR, as disclosed in Notes 14 and 15, and consequently will be subject to IBOR reform. The Company expects that the benchmark interest rate of these loans will be changed to the Security Overnight Financing Rate (SOFR) by 2023.

(ii) Hedge accounting

The changes provide an exception from the requirements of hedge accounting in the following areas:

- Permit the change in the designation of a hedging relationship to reflect the changes required by the reform.

- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

At September 30, 2021, the Company had cash flow hedges based on LIBOR. As mentioned in Note 34(a), the Company settled the Project Finance agreement. As a result, all cash flows designated and not yet realized will be discontinued.

(iii) Disclosures

The amendments require the Company to disclose additional information on the entity’s exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition

This amendment did not impact this interim financial information. The Company is monitoring and evaluating the application of changes as the new rate begins to have effects over the Company's transactions.

2.3.2 New standards and pronouncements not yet in force

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company. The following new or amended standards are not expected to have a significant impact on financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to IAS 37).

- Annual Improvements to IFRS Standards 2018-2020.

- Property, Plant and Equipment: proceeds before intended use (amendments to IAS 16).

- Reference to the Conceptual Framework (amendments to IFRS 3).

- Classification of Liabilities as Current or Non-Current (amendments to IAS 1).

- Definition of accounting estimates (amendment to IAS 8).

- Definition of material (amendments to IAS 1).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to IAS 12).

12

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

2.4 Main measures and impacts due to COVID-19

Braskem has been monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. In 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. The main actions taken by the Company are:

(i) Determining that all team members and contractors from the Company vulnerable to COVID-19 work remotely;

(ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;

(iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;

(iv) Restricting visits by non-routine third parties and suppliers to Braskem’s facilities;

(v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;

(vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

During 2020, the Company adopted cash-preservation actions to preserve the financial stability and resilience of its business, which include:

• Drawing down a revolving credit facility in the amount of US$1 billion (R$5.2 billion) in April 2020, which comes due in 2023. At the end of July 2020, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;

• Issue of bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);

• Reduction of investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);

• Postponing the payment of social contribution charges in Brazil; and

• Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date.

13

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

3 Cash and cash equivalents

		Sep/2021	Dec/2020

Cash
Domestic market		890,894	111,278
Foreign market	(i)	3,379,638	1,835,685
Cash equivalents:
Domestic market		2,442,521	8,271,312
Foreign market	(i)	5,312,835	3,644,577
Total		12,025,888	13,862,852

(i)	On September 30, 2021, it includes cash of R$334,565 and cash equivalents of R$1,309,560 (cash of R$284,856 and cash equivalents of R$619,577 on December 31, 2020) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

4 Financial investments

		Sep/2021	Dec/2020
Amortized cost
Time deposit investments		72,228	53,941
Fair value through profit or loss
LFT´s and LF´s	(i)	1,574,299	2,163,042
Restricted funds investments	(ii)	1,184,410	1,338,289
Other		121,553	87,519
Total		2,952,490	3,642,791

Current assets		2,936,176	3,627,227
Non-current assets		16,314	15,564
Total		2,952,490	3,642,791

(i)	These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian Federal Government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months and immediate liquidity in the secondary market.

(ii)	Includes the following amounts: R$1,168,096 in restricted funds used in the program for relocation of residents in Alagoas (Note 24.1(i)); and R$16,314 of bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”).

14

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

5 Trade accounts receivable

The Company’s average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized.

At September 30, 2021, the total amount of the trade accounts receivables negotiated was R$3.7 billion (R$1.8 billion on December 31, 2020), with interest expense of R$31.6 million, recorded under Financial Expenses.

	Note	Sep/2021	Dec/2020
Customers
Domestic market
Third parties		2,685,687	2,304,212
Related parties	7	24,397	20,863
		2,710,084	2,325,075
Foreign market
Third parties		5,393,821	2,603,140
Related parties	7
		5,393,821	2,603,140
Allowance for doubtful accounts	(i)	(155,563)	(173,007)
Total		7,948,342	4,755,208

Current assets		7,932,505	4,731,979
Non-current assets		15,837	23,229
Total		7,948,342	4,755,208

(i)	The following table shows the Company’s expected credit losses for each stage:

Schedule of expected credit loss

		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts

Stage 1 (Performing)	Operation risk 1	Minimum risk	4,748,103
	Operation risk 2	Minimum risk	2,407,515
	Operation risk 3	0.83%	708,010	5,876
	Operation risk 4	1.53%	86,543	1,326
			7,950,171	7,202

Stage 2 (Significant Increase in Loss Risk)	1st Renegotiation less than or equal to 24 months	25%	468	117
	Between 90 and 180 days	30%	7,175	2,153
			7,643	2,270

Stage 3 (No payment performance - Indicative of impairment)
	Operation risk 5	100%	10,687	10,687
	Above 180 days	100%	8,532	8,532
	Legal	100%	126,872	126,872
			146,091	146,091

Total			8,103,905	155,563

15

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

6 Inventories

	Sep/2021	Dec/2020

Finished goods	8,069,029	4,258,561
Semi-finished goods	634,082
Raw materials, production inputs and packaging	2,683,877	2,008,510
Maintenance materials	721,137	766,316
Advances to suppliers	185,857	69,965
Imports in transit	2,105,043	1,298,334
Total	14,399,025	8,401,686

Current assets	14,365,943	8,383,650
Non-current assets	33,082	18,036
Total	14,399,025	8,401,686

16

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

7 Related parties

	Balances at September 30, 2021				Balances at December 31, 2020
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies
	Novonor and				Novonor and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Assets
Current
Trade accounts receivable		6,144	18,253	24,397		6,354	14,509	20,863
Inventories		133,134		133,134		35,998		35,998
Dividends and interest on capital			165	165			165	165
Total assets		139,278	18,418	157,696		42,352	14,674	57,026

Liabilities
Current
Trade payables	73,519	306,459	10,787	390,765	33,100	601,203	9,641	643,944
Other payables		69	246	315		478	119	597

Non-current
Loan to non-controlling shareholders of Braskem Idesa			3,456,265	3,456,265			3,222,493	3,222,493
Total liabilities	73,519	306,528	3,467,298	3,847,345	33,100	601,681	3,232,253	3,867,034

	Nine-month period ended September 30, 2021				Nine-month period ended September 30, 2020
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies
	Novonor and				Novonor and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total

Transactions
Sales of products		113,647	432,651	546,298		155,672	233,074	388,746
Purchases of raw materials, finished goods
services and utilities	(206,549)	(14,124,673)	(6,895)	(14,338,117)	(89,391)	(11,116,414)	(18,680)	(11,224,485)
Financial income (expenses), net	(119)	(11,843)	(948)	(12,910)	(359)	(2,313)	(340)	(3,012)
Other income (expenses)
General and administrative expenses
Post-employment benefits plan ("EPE")
Private pension ("Vexty")			(56,545)	(56,545)			(37,427)	(37,427)

17

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(a) New and/or renewed agreements with related parties

In the period ended September 30, 2021, the main transactions with related parties are as follows:

(i) In December 2020, the Company entered into a purchase agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, to be delivered, until December 31, 2025, to Braskem’s industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. In the 9-month period, the transactions amounted to R$4,371,062.

(ii) In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal (“TEMADRE”), tank storage, product transportation via the pipeline “ORMADRE” that connects TEMADRE to the Landulfo Alves de Mararipe Refinery (“RLAM”), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203,314. In the 9-month period, the transactions amounted to R$28,342.

(iii) In March 2021, the Company executed an amendment to extend the agreement with Petrocoque to acquire steam by Polyethylene units. This amendment, summed to the total amount of the original agreement endorsed in September 2009, amounts to R$325.6 million and is valid until March 2024. In the period, these acquisitions totaled R$13,266 (R$26,510 on September 30, 2020).

(iv) In March 2021, the Company agreed with Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) to acquire 200,000 m³/day of natural gas, via local gas distribution pipeline. This agreement is effective from January 22, 2021 to December 31, 2021. The maximum amount of the agreement is R$130,928. In the period, the transactions amounted to R$101,578.

(b) Key management personnel compensation

Statement of profit or loss transactions	Sep/2021	Sep/2020
Remuneration
Short-term benefits	65,533	55,116
Post-employment benefit	1,352	768
Long term incentive plan	11,100	5,301
Total	77,985	61,185

18

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

8 Taxes recoverable

		Sep/2021	Dec/2020

Parent Company and subsidiaries in Brazil
IPI		895	1,435
Value-added tax on sales and services (ICMS)		278,689	293,193
ICMS - credits from PP&E		210,166	163,847
Social integration program (PIS) and social contribution on revenue (COFINS)		199	199
PIS and COFINS - credits from PP&E		415,902	353,928
REINTEGRA program		21,139	16,799
Federal tax credits	(a)	1,099,985	1,109,122
Other		64,331	40,234

Foreign subsidiaries
Value-added tax ("IVA")		269,195	277,175
Other		56,261	9,470
Total		2,416,762	2,265,402

Current assets		1,241,308	1,192,665
Non-current assets		1,175,454	1,072,737
Total		2,416,762	2,265,402

(a) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation basis for PIS and COFINS and the consequent tax refund. The oldest period of the lawsuit dates back to 1991. The Company, assisted by specialized third-party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS presented on the sales invoices and other tax information on the ancillary obligations to ensure the consistency of the calculations, grounded in the legal opinion. During the nine-month period ended September 30, 2021, the final and unappealable decisions of proceedings originally filed by merged companies were issued. During 2021, the total of R$2,019,027 (R$438,045 in 2020) was recognized related to PIS and COFINS taxes overpaid, with R$1,031,099 recorded under “Other operating income (expenses)” (R$310,557 in 2020) and R$987,928 under financial income (R$127,488 in 2020).

Of the total tax credit recorded by the Company related to this topic, since 2019, R$4,161,692 already has been offset. On September 30, 2021, the balance is R$927,156, of which R$925,422 was classified under current assets and R$1,734 under non-current assets. The balance on December 31, 2020 was R$1,002,605, registered under current.

19

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

9 Investments

(a) Information on investments

	Interest in total and	Net profit (loss)
	voting capital (%)	for the period		Equity
	Direct and indirect	Sep/2021	Sep/2020	Sep/2021	Dec/2020

Jointly-controlled investment
RPR	33.20	(12,209)	(62,784)	26,955	32,217

Associate
Borealis	20.00	37,583	3,248	199,135	161,363

(b) Impact on the consolidation of Braskem Idesa

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico (“Allegations”), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations (“Investigation”).

The investigation is ongoing. At the moment, the Company cannot estimate the conclusion date of the investigation, nor the outcome or impacts, if any, on the interim financial information, including disclosures. If the Investigation identifies evidence to support any of the allegations, such findings could affect the Company's business, financial condition, internal controls over financial reporting and operating results, as well as the liquidity.

The Company is presenting the financial information of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company’s consolidated information:

20

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
	Sep/2021	Dec/2020		Sep/2021	Dec/2020		Sep/2021	Dec/2020	Sep/2021	Dec/2020
Assets
Curent
Cash and cash equivalents	10,381,763	12,958,419		1,644,125	904,433		—	—	12,025,888	13,862,852
Financial investments	2,936,176	3,627,227							2,936,176	3,627,227
Trade accounts receivable	7,238,261	4,386,825		1,110,845	577,530		(416,601)	(232,376)	7,932,505	4,731,979
Inventories	13,702,333	7,876,485		663,610	507,165				14,365,943	8,383,650
Taxes recoverable	1,302,522	1,144,355		(61,214)	48,310				1,241,308	1,192,665
Income tax and social contribution	3,653,166	1,547,916							3,653,166	1,547,916
Derivatives	8,269	33,769							8,269	33,769
Other receivables	858,737	688,944		96,879	121,242				955,616	810,186

Current assets	40,081,227	32,263,940		3,454,245	2,158,680		(416,601)	(232,376)	43,118,871	34,190,244

Non-current
Financial investments	16,314	15,564							16,314	15,564
Taxes recoverable	924,884	847,399		250,570	225,338				1,175,454	1,072,737
Income tax and social contribution	210,722	72,267							210,722	72,267
Deferred tax	6,074,288	6,658,276		1,692,068	1,871,696				7,766,356	8,529,972
Related parties	9,897,301	9,122,666				(ii)	(9,897,301)	(9,122,666)
Derivatives	1,069	34,091							1,069	34,091
Judicial deposits	178,839	196,911							178,839	196,911
Other receivables	336,133	251,398		33,662	17,347				369,795	268,745
Investments	49,962	43,153							49,962	43,153
Property, plant and equipment	23,030,786	22,295,803		14,175,212	14,436,012	(iii)	(762,567)	(802,666)	36,443,431	35,929,149
Intangible	2,559,306	2,568,869		269,995	259,822				2,829,301	2,828,691
Right of use of assets	2,225,666	2,509,484		356,067	392,911				2,581,733	2,902,395

Non-current assets	45,505,270	44,615,881		16,777,574	17,203,126		(10,659,868)	(9,925,332)	51,622,976	51,893,675

Total assets	85,586,497	76,879,821		20,231,819	19,361,806		(11,076,469)	(10,157,708)	94,741,847	86,083,919

Liabilities and shareholders' equity
Current
Trade payables	10,333,313	9,753,762		521,360	424,929		(416,601)	(232,376)	10,438,072	9,946,315
Borrowings	902,823	1,318,931							902,823	1,318,931
Debentures	57,466	54,436							57,466	54,436
Braskem Idesa Borrowings				7,182,416	7,660,128				7,182,416	7,660,128
Payroll and related charges	957,233	776,134		43,400	38,432				1,000,633	814,566
Taxes payable	892,774	927,039		4,165	25,650				896,939	952,689
Income tax and social contribution	3,554,647	284,129							3,554,647	284,129
Lease	781,652	821,695		74,290	73,414				855,942	895,109
Provision - geological event in Alagoas	5,002,811	4,349,931							5,002,811	4,349,931
Other payables	2,344,554	1,947,569		263,878	163,371				2,608,432	2,110,940

Current liabilities	24,827,273	20,233,626		8,089,509	8,385,924		(416,601)	(232,376)	32,500,181	28,387,174

Non-current
Borrowings	32,887,895	40,413,192							32,887,895	40,413,192
Braskem Idesa borrowings				4,572,424	4,399,110				4,572,424	4,399,110
Debentures	148,544	181,679							148,544	181,679
Accounts payable to related parties				9,776,423	9,140,064	(ii)	(9,776,423)	(9,140,064)
Loan to non-controlling shareholders of Braskem Idesa			(v)	3,456,265	3,222,493				3,456,265	3,222,493
Income tax and social contribution		576,174								576,174
Deferred income tax and social contribution	1,256,528	1,234,398							1,256,528	1,234,398
Provision for losses on subsidiaries	5,212,812	5,283,264				(iv)	(5,212,812)	(5,283,264)
Lease	1,744,207	1,962,235		329,608	350,542				2,073,815	2,312,777
Provision - geological event in Alagoas	3,042,666	4,825,846							3,042,666	4,825,846
Other payables	4,191,402	4,274,837		74,561	122,757				4,265,963	4,397,594

Non-current liabilities	48,484,054	58,751,625		18,209,281	17,234,966		(14,989,235)	(14,423,328)	51,704,100	61,563,263

Shareholders' equity
Attributable to the Company's shareholders	12,167,222	(2,202,306)		(6,066,971)	(6,259,084)		6,066,971	6,259,084	12,167,222	(2,202,306)
Non-controlling interest in subsidiaries	107,948	96,876					(1,737,604)	(1,761,088)	(1,629,656)	(1,664,212)

Shareholders' equity	12,275,170	(2,105,430)		(6,066,971)	(6,259,084)		4,329,367	4,497,996	10,537,566	(3,866,518)

Total liabilities and shareholders' equity	85,586,497	76,879,821		20,231,819	19,361,806		(11,076,469)	(10,157,708)	94,741,847	86,083,919

(i)	Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii)	Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.
(iii)	Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv)	Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v)	Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

21

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

Statement of profit or loss	Consolidated Braskem
	without the effect of
	Braskem Idesa consolidated		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2021	Sep/2020	Sep/2021	Sep/2020	Sep/2021	Sep/2020	Sep/2021	Sep/2020

Net revenue	74,175,570	37,873,981	4,592,797	2,862,827	(1,355,271)	(931,687)	77,413,096	39,805,121
Cost of products sold	(51,116,617)	(32,310,789)	(2,347,775)	(2,199,191)	1,406,424	976,615	(52,057,968)	(33,533,365)

	23,058,953	5,563,192	2,245,022	663,636	51,153	44,928	25,355,128	6,271,756

Income (expenses)
Selling and distribution	(1,315,721)	(1,182,775)	(160,088)	(186,844)			(1,475,809)	(1,369,619)
(Loss) reversals for impairment of trade accounts receivable	3,103	(14,088)	(178)	(948)			2,925	(15,036)
General and administrative	(1,587,842)	(1,219,505)	(163,402)	(114,561)	91	105	(1,751,153)	(1,333,961)
Research and development	(197,995)	(172,862)					(197,995)	(172,862)
Results from equity-accounted investees	72,826	(1,122,318)			(73,923)	1,102,425	(1,097)	(19,893)
Other income	1,233,157	553,598	2,553	263,276			1,235,710	816,874
Other expenses	(1,744,871)	(5,370,611)	(5,679)	(9,629)			(1,750,550)	(5,380,240)

	19,521,610	(2,965,369)	1,918,228	614,930	(22,679)	1,147,458	21,417,159	(1,202,981)

Financial results
Financial expenses	(3,504,725)	(2,885,026)	(1,106,761)	(1,124,493)	341,697	326,960	(4,269,789)	(3,682,559)
Financial income	1,924,657	805,223	8,686	20,216	(341,697)	(326,960)	1,591,646	498,479
Exchange rate variations, net	(2,319,195)	(5,659,461)	(469,314)	(1,823,559)	(142,169)	157,440	(2,930,678)	(7,325,580)

	(3,899,263)	(7,739,264)	(1,567,389)	(2,927,836)	(142,169)	157,440	(5,608,821)	(10,509,660)

Profit (loss) before income tax
and social contribution	15,622,347	(10,704,633)	350,839	(2,312,906)	(164,848)	1,304,898	15,808,338	(11,712,641)

IR and CSL - current and deferred	(2,750,511)	3,179,279	(161,351)	640,531			(2,911,862)	3,819,810
	(2,750,511)	3,179,279	(161,351)	640,531			(2,911,862)	3,819,810

Net profit (loss) for the period	12,871,836	(7,525,354)	189,488	(1,672,375)	(164,848)	1,304,898	12,896,476	(7,892,831)

22

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

		Consolidated Braskem
Statement of cash flows		without the effect of
	Braskem Idesa consolidated		Braskem Idesa consolidated			Eliminations		Consolidated
	Sep/2021	Sep/2020	Sep/2021	Sep/2020		Sep/2021	Sep/2020	Sep/2021	Sep/2020

Profit (loss) before income tax and social contribution	15,622,347	(10,704,633)	350,839	(2,312,906)		(164,848)	1,304,898	15,808,338	(11,712,641)

Adjustments for:
Depreciation and amortization	2,278,358	2,213,362	585,644	833,260		(51,244)	(45,033)	2,812,758	3,001,589
Results from equity-accounted investees	(72,826)	1,122,318				73,923	(1,102,425)	1,097	19,893
Interest and monetary and exchange variations, net	2,672,994	9,400,088	1,477,338	2,533,066		142,169	(157,440)	4,292,501	11,775,714
Reversal of provisions	546,684	5,999						546,684	5,999
Provision - geological event in Alagoas	835,332	5,143,395						835,332	5,143,395
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(1,031,099)	(199,826)						(1,031,099)	(199,826)
Loss (reversals) for impairment of trade accounts receivable	(2,043)	15,036	(882)					(2,925)	15,036
Reversal of provision for losses	(28,153)	(17,309)	36					(28,117)	(17,309)

Adjustments for reconciliation of profit	20,821,594	6,978,430	2,412,975	1,053,420				23,234,569	8,031,850

Changes in operating assets and liabilities
Other financial assets		3,746,107							3,746,107
Financial investments	784,027	(1,776,868)						784,027	(1,776,868)
Trade accounts receivable	(2,737,155)	(853,155)	(532,800)	(238,389)		184,225	219,902	(3,085,730)	(871,642)
Inventories	(5,663,984)	363,186	(118,661)	(47,035)				(5,782,645)	316,151
Taxes recoverable	1,978,072	1,829,263	97,854	(68,163)				2,075,926	1,761,100
Prepaid expenses	110,343	(230,008)	80,136	374,497				190,479	144,489
Other receivables	(359,403)	(134,243)	(24,073)	(240,893)				(383,476)	(375,136)
Trade payables	57,231	(4,957,005)	103,195	137,252		(184,225)	(219,902)	(23,799)	(5,039,655)
Taxes payable	173,811	(182,436)	(52,192)	(442,444)				121,619	(624,880)
Advances from customers	99,097	320,416	(4,923)	(14,447)				94,174	305,969
Leniency agreement	(389,087)	(349,842)						(389,087)	(349,842)
Sundry provisions	(410,683)	(98,135)	125,253	4,644				(285,430)	(93,491)
Other payables	(1,206,724)	(908,185)	(47,902)	583,545				(1,254,626)	(324,640)

Cash generated from operations	13,257,139	3,747,525	2,038,862	1,101,987				15,296,001	4,849,512

Interest paid	(2,141,205)	(1,706,151)	(428,760)	(500,077)				(2,569,965)	(2,206,228)
Income tax and social contribution paid	(2,164,464)	(185,296)	(8,305)	(4,532)				(2,172,769)	(189,828)

Net cash generated by operating activities	8,951,470	1,856,078	1,601,797	597,378				10,553,267	2,453,456

Proceeds from the sale of fixed assets and intangible assets	39,719	13,438						39,719	13,438
Dividends received		3,074							3,074
Acquisitions to property, plant and equipment and intangible assets	(1,962,238)	(1,860,060)	(80,701)	(70,479)				(2,042,939)	(1,930,539)

Net cash used in investing activities	(1,922,519)	(1,843,548)	(80,701)	(70,479)				(2,003,220)	(1,914,027)

Short-term and long-term debt
Acquired	21,474	15,214,497						21,474	15,214,497
Payments	(9,226,608)	(10,340,708)						(9,226,608)	(10,340,708)
Braskem Idesa borrowings
Payments			(766,250)	(658,669)				(766,250)	(658,669)
Lease payments	(551,246)	(438,447)	(43,091)	(40,266)				(594,337)	(478,713)
Dividends paid	(2,034)	(2,379)						(2,034)	(2,379)
Other financial liabilities		(400,842)							(400,842)

Cash generated (used) in financing activities	(9,758,414)	4,032,121	(809,341)	(698,935)				(10,567,755)	3,333,186

Exchange variation on cash of foreign subsidiaries	152,807	1,421,019	27,937	226,864				180,744	1,647,883

Increase in cash and cash equivalents	(2,576,656)	5,465,670	739,692	54,828				(1,836,964)	5,520,498

Represented by
Cash and cash equivalents at the beginning for the period	12,958,419	5,786,645	904,433	1,017,235		—	—	13,862,852	6,803,880
Cash and cash equivalents at the end for the period	10,381,763	11,252,315	1,644,125	1,072,063	—		—	12,025,888	12,324,378

Increase in cash and cash equivalents	(2,576,656)	5,465,670	739,692	54,828				(1,836,964)	5,520,498

23

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

			Sep/2021			Dec/2020
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	690,718		690,718	683,031		683,031
Buildings and improvements	8,432,520	(3,328,693)	5,103,827	8,281,424	(3,159,185)	5,122,239
Machinery, equipment and installations	54,248,803	(30,067,338)	24,181,465	53,401,832	(28,268,867)	25,132,965
Projects and stoppage in progress	5,960,052		5,960,052	4,389,105		4,389,105
Other	2,058,924	(1,551,555)	507,369	2,038,666	(1,436,857)	601,809
Total	71,391,017	(34,947,586)	36,443,431	68,794,058	(32,864,909)	35,929,149

Capitalized interest in the nine-month period ended September 30, 2021 were R$139,296 (for the period ended September 30, 2020 was R$217,145).

At September 30, 2021, the acquisitions of property, plant and equipment with payment installments amount to R$206,306 (at December 31, 2020, R$160,877).

Based on Management’s assessment, there were no events indicating that the carrying amount exceeds its recoverable amount on September 30, 2021.

11 Intangible assets

			Sep/2021			Dec/2020
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	504,428	(223,752)	280,676	499,515	(214,455)	285,060
Software and use rights	1,082,087	(733,537)	348,550	1,010,201	(683,157)	327,044
Contracts with customers and suppliers	392,246	(251,045)	141,201	392,246	(234,533)	157,713
Total	5,166,439	(2,337,138)	2,829,301	5,089,640	(2,260,949)	2,828,691

Based on Management’s assessment, there were no events indicating that the carrying amount exceeds its recoverable amount on September 30, 2021.

24

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

12 Right-of-use assets and lease liability

(a) Right-of-use assets

			Sep/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Buildings and constructions	373,497	(123,144)	250,353	343,042	(83,146)	259,896
Computer equipment and goods	22,553	(10,079)	12,474	23,492	(6,793)	16,699
Machinery and equipment	1,023,989	(412,993)	610,996	1,043,172	(293,444)	749,728
Ships	1,250,404	(589,382)	661,022	1,230,602	(395,754)	834,848
Rail cars	1,554,410	(548,594)	1,005,816	1,399,318	(391,982)	1,007,336
Vehicles	83,525	(42,453)	41,072	59,515	(25,627)	33,888
Total	4,308,378	(1,726,645)	2,581,733	4,099,141	(1,196,746)	2,902,395

(b) Lease liability

Sep/2021

Balance at December 31, 2020	3,207,886
New contracts	305,647
Interests and monetary and exchange variations, net	131,792
Currency translation adjustments	46,759
Payments	(594,337)
Interest paid	(167,990)
Balance at September 30, 2021	2,929,757

Current liability	855,942
Non-current liability	2,073,815
Total	2,929,757

(c) Non-cash transactions

The net effect of additions and disposals of right of use assets that does not affect the cash flow in the period ended on September 30, 2021 is R$305,647 (R$425,659 in the period ended on September 30, 2020).

25

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

13 Trade payables

	Note	Sep/2021	Dec/2020
Trade payables:
Domestic market
Third parties		1,299,833	1,077,679
Third parties (forfait)	(i)	377,756	239,512
Total Third Parties		1,677,589	1,317,191

Related parties		195,975	97,900
Related parties (forfait)	(i)	194,790	546,044
Total Related Parties	7	390,765	643,944

Foreign market	(ii)
Third parties		8,453,758	8,023,032

Present value adjustment - foreign market	(iii)	(24,380)	(30,619)
		10,497,732	9,953,548

Current liabilities		10,438,072	9,946,315
Non-current liabilities		59,660	7,233
Total		10,497,732	9,953,548

(i)	The Company participates in a finance programme under which its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivable from the Company. Under the arrangement there is no change in the instruments issued by the supplier and amount and payment terms are maintained.
(ii)	Considers R$4.3 billion (R$4.7 billion on December 31, 2020) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.
(iii)	The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

26

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

14 Borrowings

(a) Borrowings

		Annual financial charges	Sep/2021	Dec/2020
Foreign currency
Bonds		Note 14 (c)	29,145,214	34,963,651
Export prepayment	(i)	US dollar exchange variation + quartely Libor + 1.75		521,469
Investments		US dollar exchange variation + semiannual Libor + interest between 0.65 and 1.70	2,606,829	2,682,824
Other		Note 14 (d)	2,164,008	2,755,200
Transactions costs			(605,539)	(688,814)
			33,310,512	40,234,330

Current liabilities			843,748	1,206,084
Non-current liabilities			32,466,764	39,028,246
Total			33,310,512	40,234,330

Local currency
Export credit notes	(i)	100.00 of CDI + 0.70		402,739
Commercial notes	(i)	100.00 of CDI + 0.85		545,171
BNDES		4.00		1,538
BNDES		IPCA + 6.04	447,303	490,963
FINEP/FINISA		3.55	2,910	26,154
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)		IPCA + interest between 2.39 and 2.78	4,884	5,639
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50	25,119	27,196
Transactions costs			(10)	(1,607)
			480,206	1,497,793

Current liabilities			59,075	112,847
Non-current liabilities			421,131	1,384,946
Total			480,206	1,497,793

Foreign currency and local currency
Current liabilities			902,823	1,318,931
Non-current liabilities			32,887,895	40,413,192
Total			33,790,718	41,732,123

(i)	Prepaid in June 2021.

27

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Sep/2021	Dec/2020

2022	178,134	2,086,460
2023	1,169,758	1,824,477
2024	3,866,930	5,653,432
2025	630,531	1,121,748
2026	607,577	580,062
2027	539,416	514,819
2028	6,903,454	6,986,264
2029	225,927	217,418
2030	8,320,877	7,951,181
2031 and thereafter	10,445,291	13,477,331
Total	32,887,895	40,413,192

(c) Bonds

		Issue	Outstanding
		amount	amount		Interest
Issue date		US$	US$	Maturity	(% per year)	Sep/2021	Dec/2020

Oct-2010 and feb-2012	(i)	700,000		no maturity date	7.38		2,598,350
Jul-2011 and jul-2012	(i)	750,000	572,878	Jul-2041	7.13	3,158,050	4,019,404
May-2012	(i)	500,000		May-2022	5.38		1,500,304
Feb-2014 and may-2014	(i)	750,000	596,623	Feb-2024	6.45	3,278,994	4,000,875
Oct-2017	(i)	500,000	104,705	Jan-2023	3.50	57 3,962	1,034,179
Oct-2017		1,250,000	1,174,796	Jan-2028	4.50	6,454,087	6,633,913
Nov-2019		1,500,000	1,500,000	Jan-2030	4.50	8,220,293	7,941,207
Nov-2019		750,000	750,000	Jan-2050	5.88	4,119,496	3,992,933
Jul-2020	(ii)	600,000	600,000	Jan-2081	8.50	3,340,332	3,242,486
Total		7,300,000	5,299,002			29,145,214	34,963,651

(i)	Prepayments were made in 2021 in the total amount of US$1.3 billion.
(ii)	The bond is recorded as a financial liability. According to the specific methodology applied by some rating agencies, only for the purposes of calculating leverage, 50% of the referred bond is classified as a hybrid capital instrument.

(d) Other

		Initial amount	Outstanding
		of the transaction	amount
Issue date		(US$)	US$	Maturity	Charges (% per year)	Sep/2021	Dec/2020
Nov-2018		295,125	221,344	Nov-2028	Us dollar exchange variation + semianual Libor + 0.90	1,208,549	1,228,285
Dec-2019		150,000	127,500	Dec-2029	Us dollar exchange variation + semianual Libor + 0.90	695,799	702,027
Apr-2019		72,345	52,793	Apr-2026	Us dollar exchange variation + semianual Libor + 1.00	259,660	300,434
Jan-2020	(i)	100,000	100,000	Jan-2025	Us dollar exchange variation + semianual Libor + 1.65		524,454
Total		617,470	501,637			2,164,008	2,755,200

(i)	Prepaid in July 2021.

28

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(e) Guarantees

Braskem has given collaterals for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2021	guaranteed	Guarantees

FINEP	Jul-2024	310	310	Bank surety
FINISA	Dec-2023	2,600	2,600	Bank surety
BNB-FNE	Jun-2027	4,884	4,884	Bank surety and pledge of reserve liquidity fund.
Total		7,794	7,794

15 Braskem Idesa Financing

		Outstanding
	Principal amount US$	amount
Identification		US$	Maturity	Charges (% per year)		Sep/2021	Dec/2020

Project finance
Project finance I	700,000	409,297	Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	(i)	2,208,414	2,444,515
Project finance II	210,000	116,960	Feb-2027	Us dollar exchange variation + 6.17	0	633,162	690,311
Project finance III	600,000	371,410	Feb-2029	Us dollar exchange variation + 4.33	(ii)	2,006,376	2,145,326
Project finance IV	660,000	421,211	Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	(iii)	2,274,470	2,419,920
Total under current liabilities	2,170,000	1,318,878				7,122,422	7,700,072

Bond	900,000	900,000	nov-2029	Us dollar exchange variation + 7.45		4,970,767	4,729,587

Transactions costs						(338,349)	(370,421)

Total						11,754,840	12,059,238

Current liabilities						7,182,416	7,660,128
Non-current liabilities						4,572,424	4,399,110
Total						11,754,840	12,059,238

(i)	Partial prepayment of US$10,630.
(ii)	Partial prepayment of US$9,111.
(iii)	Partial prepayment of US$13,212.

In line with the Company’s Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the Braskem Idesa itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

At September 30, 2021, certain non-monetary obligation established in the contracts of Project Finance remained unfulfilled. As a result, the amount of R$6,065,247 was reclassified fron non-current liabilities to current liabilities.

The following amortization schedule presents the long-term maturities, considering the contractual obligations mentioned above, as well as the original maturities.

29

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated
	With breach of contratual obligations		Original Long-Term Maturities
	Sep/2021	Dec/2020	Sep/2021	Dec/2020

2022			281,793	907,343
2023			1,195,389	1,157,584
2024			1,309,931	1,268,619
2025			1,182,709	1,145,377
2026			995,926	964,410
2027			443,126	428,750
2028			346,115	334,753
2029	4,572,424	4,399,110	4,882,682	4,730,920
Total	4,572,424	4,399,110	10,637,671	10,937,756

As mentioned in Note 34(a), in October 2021, Braskem Idesa prepaid the Project Finance using proceeds from the issue of new debt.

16 Debentures

Schedule of debenture

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Sep/2021	Dec/2020
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	156,098	177,009
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	49,912	59,106
					206,010	236,115

Current liabilities					57,466	54,436
Non-current liabilities					148,544	181,679
Total					206,010	236,115

(a)     Payment schedule

The maturity profile of the long-term debentures is as follows:

	Sep/2021	Dec/2020

2022	13,877	53,406
2023	55,641	53,417
2024	55,691	53,443
2025	23,335	21,413
Total	148,544	181,679

30

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(b)     Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

17 Reconciliation of borrowing activities in the statement of cash flow

	Current and non-current
	Borrowings, debentures and Braskem Idesa financing
					Loan to
			Total		non-controlling
			borrowings	Braskem Idesa	shareholders
	Borrowings	Debentures	and debentures	financing	of Braskem Idesa	Lease	Dividends

Balance at December 31, 2020	41,732,123	236,115	41,968,238	12,059,238	3,222,493	3,207,886	5,456

Acquired	21,474		21,474
Payments	(9,197,150)	(29,458)	(9,226,608)	(766,250)		(594,337)	(2,034)
Cash used in financing activities	(9,175,676)	(29,458)	(9,205,134)	(766,250)		(594,337)	(2,034)

Other changes
Interest paid	(1,965,840)	(21,121)	(1,986,961)	(415,015)		(167,990)
Interest and monetary and exchange variations, net	2,017,089	20,474	2,037,563	695,203	163,138	131,792
VAT on loan					25,258
New contracts						305,647
Currency translation adjustments	1,183,022		1,183,022	181,664	45,376	46,759
Prescribed dividends							(1,653)
	1,234,271	(647)	1,233,624	461,852	233,772	316,208	(1,653)

Balance at September 30, 2021	33,790,718	206,010	33,996,728	11,754,840	3,456,265	2,929,757	1,769

31

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments and other liabilities

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Sep/2021	Dec/2020	Sep/2021	Dec/2020

Cash and cash equivalents	3
Cash and banks		Amortized cost		4,270,532	1,946,963	4,270,532	1,946,963
Financial investments in Brazil		Fair value through profit or loss	Level 2	2,442,521	8,271,312	2,442,521	8,271,312
Financial investments abroad		Fair value through profit or loss	Level 2	5,312,835	3,644,577	5,312,835	3,644,577
				12,025,888	13,862,852	12,025,888	13,862,852

Financial investments	4
LFT´s and LF´s		Fair value through profit or loss	Level 2	1,574,299	2,163,042	1,574,299	2,163,042
Time deposit investments		Amortized cost		72,228	53,941	72,228	53,941
Other		Fair value through profit or loss	Level 2	1,305,963	1,425,808	1,305,963	1,425,808
				2,952,490	3,642,791	2,952,490	3,642,791

Trade accounts receivable	5	Amortized cost		7,889,383	4,677,092	7,889,383	4,677,092
Trade accounts receivable	5	Fair value through other comprehensive income	Level 2	58,959	78,116	58,959	78,116

Trade payables	13	Amortized cost		10,497,732	9,953,548	10,497,732	9,953,548

Borrowings	14	Amortized cost
Foreign currency - Bond			Level 1	29,145,214	34,963,651	32,410,958	37,155,060
Foreign currency - other borrowings			Level 2	4,770,837	5,959,493	5,093,376	6,371,070
Local currency			Level 2	480,216	1,499,400	1,774,825	2,591,920
				34,396,267	42,422,544	39,279,159	46,118,050

Braskem Idesa borrowings	15	Amortized cost
Project Finance			Level 2	7,122,422	7,700,072	10,230,163	11,486,114
Bond			Level 1	4,970,767	4,729,587	5,259,566	4,411,259
				12,093,189	12,429,659	15,489,729	15,897,373

Debentures	16	Amortized cost	Level 2	206,010	236,115	210,997	248,778

Loan to non-controlling shareholder of Braskem Idesa	7(a)	Amortized cost		3,456,265	3,222,493	3,456,265	3,222,493

Leniency agreement	23	Amortized cost		1,103,548	1,474,350	1,103,548	1,474,350

32

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

						Net			Net
	Operation characteristics		Accumulated			(Asset)/			(Asset)/
	Principal exposure		OCI (equity)			Liability	Change in	Financial	Liability
Identification		Derivatives	Extrinsic value	Intrinsic value	Fair value	Dec/2020	fair value	settlement	Sep/2021

Non-hedge accounting transactions
Exchange swap	Argentine peso	Dollar				(3)	48	(43)	2
NCE swap	Real	Dollar				145,144	48,726	(193,870)
Swap C3/PGP	Propane	Propene				63,901	198,599	(178,638)	83,862
Swap Nafta/Gasolina	Gasoline	Naphtha				7,046	23,114	(30,212)	(52)
						216,088	270,487	(402,763)	83,812

Hedge accounting transactions
Dollar call and put options	Real	Dollar	(72,398)	(43,028)	(115,427)	144,801	130,980	(160,354)	115,427
Interest rate swaps	Libor	Fixed rates			(165,616)	155,775	(12,569)	(43,448)	99,758
Dollar swap CDI	Real	Dollar+Fixed rates			(485,944)	566,640	70,991	(151,687)	485,944
			(72,398)	(43,028)	(766,987)	867,216	189,402	(355,489)	701,129

Derivatives

Assets
Current assets						33,769			8,269
Non-current assets						34,091			1,069
						67,860			9,338
Liabilities
Current liabilities						592,251			386,986
Non-current liabilities						558,913			407,293
						1,151,164			794,279
						1,083,304			784,941

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On September 30, 2021, Braskem held a total notional amount of put options of US$1.95 billion, with an average strike price of 4.68 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.36 billion, with an average strike price of 6.71 R$/US$. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in other comprehensive income.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line “Other comprehensive income” and will be recognized in the financial result only upon the maturity of each installment. The future elements of forward exchange contracts are excluded from designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the other comprehensive income.

33

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to LIBOR

Braskem Idesa contracted swap operations with the purpose of offsetting part of the LIBOR variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	(interest rate per year)		Sep/2021	Dec/2020
Swap Libor I and VI	526,368	1.9825%	Aug-2025	99,758	155,775
Total	526,368			99,758	155,775

Derivatives
Current liabilities				49,103	53,838
Non-Current liabilities				50,655	101,937
Total				99,758	155,775

As described in Note 34(a), the Company prepaid the Project Finance (Note 15) and consequently settled the LIBOR swap linked to it.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

At September 30, 2021, the exports that were designated not yet realized and not discontinued are shown below:

Total nominal value
US$

2023	-
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
5,138,854

The following table shows the changes in financial instruments designated for this hedge in the period:

					US$
		Hedge	Rebalanced
	Dec/2020	discontinued	hedge	Designations	Sep/2021

Designated balance	5,274,854	716,000	180,000	400,000	5,138,854

34

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

At September 30, 2021, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

Schedule of financial liability maturity

Total nominal value
US$

2023	-
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
5,138,854

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated, for this hedge in the nine-month period ended September 30, 2021:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	150,000	2.0017	5.3747	505,945
Second quarter	186,000	2.0017	5.4739	645,837
Third quarter	180,000	2.0017	3.9786	355,842
	516,000			1,507,624

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2020	(13,095,288)	4,452,397	(8,642,891)

Exchange variation recorded in the period on OCI / IR and CSL	(1,160,181)	394,462	(765,719)

Exchange variation transferred to profit or loss / IR and CSL	1,507,624	(512,592)	995,032

At September 30, 2021	(12,747,845)	4,334,267	(8,413,578)

35

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

At September 30, 2021, designated and unrealized sales were as follows:

Nominal value
US$

2021	56,381
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
2,218,878

As a result of the prepayment of the Project Finance (Note 34(a)), all cash flows designated and not yet realized will be discontinued. The balance under Other Comprehensive Income will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales.

The following table shows the changes in financial instruments designated for this hedge in the period:

					US$
		Discontinued	Rebalanced	New
	Dec/2020	hedge	hedge	designations	Sep/2021

Designated balance	2,371,443	(222,797)	70,232	-	2,218,878

At September 30, 2021, the designated financial liabilities to hedge future sales were distributed as follows:

Nominal value
US$

2021	56,381
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
2,218,878

36

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

The following table provides the amounts of hedge accounting discontinued in the nine-month period ended September 30, 2021 (US$682,637), which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to “profit and loss” according to the schedule of future hedged sales as they occur:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge discontinued in May 16, 2016	10,070	13.4541	17.9915	45,692	12,090
Hedge discontinued in December 2, 2019	645,940	13.6664	19.6113	3,840,030	1,016,072
Hedge discontinued in December 10, 2019	25,894	13.4541	19.3247	152,013	40,223
Hedge discontinued in February 18,2020	733	13.4541	18.5712	3,751	993
	682,637			4,041,486	1,069,378

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the nine-month period ended September 30, 2021:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	69,855	13.6534	19.9798	441,931	117,985
Second quarter	75,848	13.6515	20.5309	521,789	125,812
Third quarter	77,094	13.6518	19.8298	476,287	124,636
	222,797			1,440,007	368,433

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2020	(2,534,135)	760,979	(1,773,156)

Exchange variation recorded in the period on OCI / IR	(307,586)	92,276	(215,310)

Exchange variation transferred to profit or loss / IR	368,433	(110,530)	257,903

At September 30, 2021	(2,473,288)	742,725	(1,730,563)

37

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company’s clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

			(%)
		Sep/2021	Dec/2020
Minimal Risk		67.84	67.52
Low Risk		23.79	20.08
Medium Risk		6.95	10.43
High Risk		0.98	1.10
Very High Risk	(i)	0.45	0.86

(i)	Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

The calculation below considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months:

	Last 12 months
	Domestic	Export
	market	market
September 30, 2021	0.01%	0.11%
December 31, 2020	0.05%	0.14%
September 30, 2020	0.06%	0.12%

For the export market, approximately 80% of the portfolio is guaranteed mainly by credit insurance. For the domestic market, approximately 42% of the portfolio is guaranteed mainly by sureties pledged by the partners of counterparties, followed by credit insurance.

38

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Sep/2021	Dec/2020
Financial assets with risk assessment
AAA		9,618,753	13,639,273
AA+		253,077	412,612
AA		848,006	735,755
AA-		93,394	199,405
A+		2,317,500	1,336,334
A		72,661	53,941
A-		283,829	91,487
BBB+		33,243	982,225
BBB		1,410,894	49
BBB-		953
BB		1,151
		14,933,461	17,451,081
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	44,917	54,562
		44,917	54,562

Total		14,978,378	17,505,643

(i)	Investments approved by the Management, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On September 30, 2021, the main risks that can affect the value of Company’s financial instruments are:

• U.S. dollar/Brazilian Real exchange rate;

• LIBOR floating interest rate;

• IPCA inflation rate;

• Selic interest rate; and

• CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

39

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on the fair value adjustment that could result in one month as from September 30, 2021, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$33,912 for put options and call options (Note 18.2.1(a.i)), US$1.822 for the swap of LIBOR related to Braskem Idesa project (Note 18.2.1(a.iii)) and US$23.450 for Dollar swap (Note 18.2.1(a.ii)).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (BACEN) was used to develop the probable scenario for the U.S. dollar/Brazilian Real exchange rate, the Selic interest rate and the CDI interest rate as at September 30, 2021.

According to the Market Readout, at the end of 2021, the U.S. dollar will remain at approximately R$5.20, while the Selic rate should remain at 8.25% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the LIBOR rate, Braskem used the forecast of the Federal Reserve for the Federal Funds Rate at the end of the year, published in September 2021, in comparison with the actual Federal Funds Rate on September 30, 2021. The forecasts point to the current level of the Federal Funds Rate remaining unchanged, which means that the variation in the probable scenario for LIBOR in the sensitivity analysis is null for all financial instruments indexed to LIBOR.

For each variable analyzed in the sensitivity analysis, the Company estimated annualized variations corresponding to 1 to 3 standard deviations of the monthly averages of the last five years, which are equivalent to approximately 15.866% and 0.135% of probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date September 30, 2021. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. Therefore, during the period for reporting this interim financial information the current value and the probable scenario of these parameters may have changed. However, Braskem’s gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

40

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(13%)	(40%)

Brazilian real/U.S. dollar exchange rate
Bonds	1,501,520	(4,595,135)	(13,785,406)
Braskem Idesa borrowings	313,474	(959,330)	(2,877,991)
Export prepayments	1,975	(6,045)	(18,134)
Investments	107,625	(329,367)	(988,101)
SACE	83,815	(256,500)	(769,499)
Dollar call and put options (i)	94,480	(325,305)	(1,613,885)
Dollar swap x CDI	68,924	(206,885)	(623,654)
MONFORTE	11,428	(34,974)	(104,922)
Nexi	5,132	(15,706)	(47,119)
Other
Financial investments abroad	(354)	1,082	3,246

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(39%)	(116%)

Libor floating interest rate
Export prepayments		(1,069)	(3,208)
Swap		17,165	50,974
Braskem Idesa borrowings		(140,270)	(420,809)
Nexi		(6,091)	(18,272)
SACE		(74,432)	(223,297)
MONFORTE		(4,423)	(13,268)
Investments		(89,067)	(267,200)
Other

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(26%)	(77%)

CDI interest rate
Debentures	(3,984)	(3,192)	(10,035)
Financial investments in local currency	104	84	251

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(15%)	(44%)

IPCA interest rate
Debêntures	10,262	(8,942)	(27,734)
BNDES	103,256	(98,057)	(329,784)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	351	(309)	(966)

			Gain (losses)
		Reasonably possible	Possible
Instrument / Sensitivity	Probable	(26%)	(77%)

Selic interest rate
Leniency agreement	(14,770)	(11,909)	(35,588)

(i)	The Company is in the short position of a possible counterparty call.

41

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

19 Taxes payable

	Sep/2021	Dec/2020

Brazil
IPI	157,143	125,338
ICMS	490,513	403,422
PIS and COFINS	45,337	284,944
Other	52,747	43,560

Other countries
Value-added tax	19,103	16,027
Other	132,096	80,768
Total	896,939	954,059

Current liabilities	896,939	952,689
Non-current liabilities		1,370
Total	896,939	954,059

42

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

20 Income tax (“IR”) and social contribution (“CSL”)

(a) Amounts recognized in profit and loss

	Sep/2021	Sep/2020

Profit (loss) before IR and CSL	15,808,338	(11,712,641)

IR and CSL at the rate of 34%	(5,374,835)	3,982,298

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	(373)	6,764
Thin capitalization	(205,356)	(518,410)
Tax benefits (Sudene e PAT) (i)	541,227
Difference of rate applicable to each country	1,717,032	608,585
Non-incidence of IRPJ/CSL on SELIC update of tax indebits, refer note (d)	473,264
Other permanent adjustments	(62,821)	(259,427)

Effect of IR and CSL on results of operations	(2,911,862)	3,819,810

Breakdown of IR and CSL:

Current IR and CSL expense
Current year	(2,343,571)	(295,236)
	(2,343,571)	(295,236)

Deferred IR and CSL expense
Origination and reversal of temporary differences	(463,052)	1,534,900
Tax losses (IR) and negative base (CSL)	(105,239)	2,580,146
	(568,291)	4,115,046

Total	(2,911,862)	3,819,810

Effective rate	18.4%	32.6%

(i)	SUDENE is a tax benefits granted by the Brazilian Government to the companies. The tax benefit granted by the Northeast Development Department (SUDENE) is calculated based on the profit from exploration of the incentivized activity, with a period of utilization of 10 years. The Worker's Food Program (PAT) is a tax incentive program to companies that provide food to workers based on criteria established by the Ministry of Labor.

43

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(b) Deferred income tax and social contribution

Asset	Sep/2021	Dec/2020
Tax losses (IR) and negative base (CSL)	3,169,959	3,278,184
Goodwill amortized	2,550	6,520
Exchange variations	3,998,264	3,817,615
Temporary adjustments	4,832,523	4,996,337
Business combination	34,216	56,211
Tax credits		77,032
Other	31,973	45,366
	12,069,485	12,277,265

Liability
Amortization of goodwill based on future profitability	722,352	722,222
Tax depreciation	4,018,573	3,737,169
PIS/COFINS credit - exclusion of ICMS from the calculation basis	331,479
Temporary adjustments	148,301	158,232
Business combination	957	1,302
Present value adjustment and amortized cost	90,097	79,920
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	244,038	279,321
Other	3,860	3,525
	5,559,657	4,981,691

(c) Offset for the purpose of presentation in the consolidated statement of financial position

		Sep/2021
	Headquarters
	(Country)	Tax calculation	Offsetting	Balance

Assets
Braskem S.A.	Brazil	8,467,762	(2,506,891)	5,960,871
Braskem Argentina	Argentina	2,313		2,313
Braskem America	USA	370,996	(370,996)
Braskem Alemanha	Germany	51,465		51,465
Braskem Chile	Chile	319		319
Braskem Idesa	Mexico	3,109,438	(1,418,458)	1,690,980
Braskem Idesa Serviços	Mexico	1,087		1,087
Braskem México Serviços	Mexico	1,871		1,871
Cetrel	Brazil	24,249	(5,030)	19,219
DAC	Brazil	39,985	(1,754)	38,231
		12,069,485	(4,303,129)	7,766,356

Liabilities
Braskem S.A	Brazil	2,506,891	(2,506,891)
Braskem America	USA	1,627,524	(370,996)	1,256,528
Braskem Idesa	Mexico	1,418,458	(1,418,458)
Cetrel	Brazil	5,030	(5,030)
DAC	Brazil	1,754	(1,754)
		5,559,657	(4,303,129)	1,256,528

44

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

		Dec/2020
	Headquarters
	(Country)	Tax calculation	Offsetting	Balance

Assets
Braskem S.A.	Brazil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	USA	293,942	(293,942)
Braskem Alemanha	Germany	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	Mexico	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	Mexico	14,765		14,765
Braskem México Serviços	Mexico	8,503		8,503
Cetrel	Brazil	23,645	(5,269)	18,376
DAC	Brazil	45,669	(1,387)	44,282
		12,277,265	(3,747,293)	8,529,972

Liabilities
Braskem S.A	Brazil	2,090,002	(2,090,002)
Braskem America	USA	1,528,340	(293,942)	1,234,398
Braskem Idesa	Mexico	1,356,693	(1,356,693)
Cetrel	Brazil	5,269	(5,269)
DAC	Brazil	1,387	(1,387)
		4,981,691	(3,747,293)	1,234,398

(d) Realization of deferred tax assets

In the period ended September 30, 2021, the Company did not identify any events or circumstances that would indicate that the book value of such deferred taxes exceeds their recoverable amount.

(e) Exemption of IRPJ/CSL on inflation adjustment by Selic (economy´s basic interest rate) of undue tax payments

In July 2010, the Company and the merged companies in previous years, filed lawsuits claiming exception from the levying IRPJ and CSL on amounts they received as interest on late payment, since they do not represent any equity increase. The claims cover the periods as from calendar year 2005.

In view of the decision of the Federal Supreme Court ("STF"), on September 24, 2021, stating that “the levying of IRPJ and CSL on amounts updated by the Selic rate, received due to repetition of undue tax payments, is unconstitutional”, in the third quarter of 2021, the Company recorded tax credits of R$473 million in the profit and loss, which increased income tax recoverable by R$137 million and reduced by R$31 million and R$305 million the balances of current income tax payable and deferred tax liabilities, respectively.

The lawsuit filed by the Company, which is broader than the object of the leading case, was forwarded to a review hearing and is awaiting inclusion in the trial agenda.

45

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

21 Sundry provisions

	Note	Sep/2021	Dec/2020
Provision for environmental damages	(a)	1,037,057	602,490
Provision for customers rebates	(b)	86,859	123,465
Other		182,028	148,253
Total		1,305,944	874,208

Current liabilities		457,109	362,407
Non-current liabilities		848,835	511,801
Total		1,305,944	874,208

(a) Provision for recovery of environmental damages

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information related to industrial plants, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters. The Company has identified areas where remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture any new facts and changes in circumstances that may change the prognosis of action plans and consequently affect the estimation of environmental provision.

The increase in the provision is mainly due to the implementation of new techniques to remediate the environmental damage.

(b) Rebates

Some sales agreements of the Company provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved.

46

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss and contingent liabilities

	Sep/2021	Dec/2020
Labor claims	258,128	280,066

Tax claims
IR and CSL	53,326	61,342
PIS and COFINS	294,720	291,783
ICMS	328,175	319,851
Other tax claims	22,380	19,759
	698,601	692,735

Corporate claims	91,148	126,057

Civil claims and other	72,593	52,229

	1,120,470	1,151,087

47

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

22.2 Claims and contingent liabilities with possible chance of loss

	Note	Sep/2021	Dec/2020

Tax claims	(a)	12,298,220	11,911,746
Civil claims - Alagoas	24.1	2,505,968	796,712
Civil claims - Other		720,811	708,120
Labor claims		685,803	663,448
Environmental claims		567,519	507,973
Social security claims		351,219	326,730
Other lawsuits		327,287	530,927
Total		17,456,827	15,445,656

(a)     Tax contingencies

IR and CSL – Charges on amortization of goodwill

The subsidiaries Cetrel and DAC were notified by the Federal Revenue Service of Brazil, in December 2020 and June 2021, respectively, for the deduction of tax amortization charges on goodwill arising from the acquisition of equity interests in 2012.

The Management, based on its assessment and that of its external legal advisors, estimates that the chances of loss of these lawsuits as possible, since the equity interests were acquired (i) for a certain amount, in an arm’s length transaction, (ii) with effective payment and (iii) for the purposes of trading, resulting from the allocation of assets for treatment of wastewater and waste in environmental segment. The lawsuits are pending in the administrative level.

On September 30, 2021, the amounts of these claims adjusted for inflation was R$177,337.

22.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiff of the action filed a consolidated complaint with its initial arguments, defining as relevant the period of acquisition of the Company’s securities from March 21, 2019 to July 8, 2020. The Company engaged a specialized US-based law office to represent it in the class action and has filed a motion to dismiss, which is pending analysis by the Court.

The Management, based on its assessment and that of its external legal advisors, and given the initial phase of the aforementioned class action, considers that it is not possible at the moment to reliably estimate the potential amount involved.

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

48

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

23 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The Company has paid approximately R$2,752,711, distributed as shown below:

		AGU
Agreements signed with:	.	CGU e MPF	DoJ	OAG	MPF	SEC	Total

Amounts expressed in Reais		559,896	296,591	407,300	1,282,464	206,460	2,752,711

Amounts expressed in payment currency
CFH				94,500			94,500
R$		559,896			1,282,464		1,842,360
USD			94,894			65,000	159,894

* Swiss Office of the Attorney General (“OAG”).

Furthermore, there is the outstanding amount of R$1,103,548, under the MPF Agreement and CGU/AGU Agreement, which will be paid in four annual installments adjusted by the variation in the SELIC rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

The Agreements do not exempt the Company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company.

The Company does not anticipate the need for any additional payment, but it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties, considering that the agreements do not exempt the Company from any liabilities with third parties that have legitimate interests in the facts covered by the Agreements.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

49

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

Finally, in March 2020, based on the certification report issued by the independent monitors that have monitored the Company over the last three years, the MPF confirmed the end of the monitorship, the effectiveness of the Company’s compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the U.S. Department of Justice (“DoJ”) and the U.S. Securities Exchange Comission (“SEC”) confirmed the conclusion of the monitorship established under the agreements with said authorities.

The Company will continue to undergo external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being honored as recommended by the authorities.

The Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities from various jurisdictions.

24 Geological event - Alagoas

The Company operated, since their origin and as the successor of Salgema, salt mining wells located in the city of Maceió, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, a minor earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of the districts Pinheiro, Bebedouro, Mutange and Bom Parto.

The Geological Survey of Brazil (“CPRM”) issued a report in May 2019 indicating that the geological phenomenon observed in the region could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

The Company has been devoting its best efforts to understand the geological event occurring in a specific region of Maceió and has been conducting, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focusing on: (i) the understanding the geological phenomenon and possible surface effects; and (ii) the analyses of well's stability. The results are being shared with the  Brazilian National Mining Agency (“ANM”) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

Braskem presented to the ANM measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”, and in conjunction with the MPE, DPE and MPF, the “Authorities”). The Agreement establishes cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in specified risk areas.

50

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

After updates of the Civil Defense Map, two legal instruments were signed with the Authorities, in July and October 2020, to include properties in the PCF.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 (“Agreement for Compensation of Residents”) through which the parties agreed to include in the PCF the relocation of additional properties defined by both the Civil Defense Map, which was updated in December 2020, and the specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities (“Studies”), comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the “Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation” and the “Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation” with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 24.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

Over the course of 2021, the Company maintained its best efforts towards solving the issues arising from the geological event proactively adopting all necessary and applicable measures whilst fully honoring all commitments undertaken. Worth noting: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk area and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure planning approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

Moreover, in the context of the Company’s actions progress, understandings regarding complementary aspects in the set of measures envisaged by the Company were consolidated in December 2021.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on September 30, 2021 was R$8,045,477, with R$5,002,811 under current liabilities and R$3,042,666 under non-current liabilities. On December 31, 2020, the provision was R$9,175,777, with R$4,349,931 under current liabilities and R$4,825,846 under non-current liabilities.

51

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

The following table shows the changes in the provision in the period:

Balance at December 31, 2020	9,175,777

Provision	835,332

Payments and reclassifications (*)	(2,018,118)

Realization of present value adjustment	52,486

Balance at September 30, 2021	8,045,477

Current liability	5,002,811
Non-current liability	3,042,666
Total	8,045,477

(*)	Of this amount, R$515,509 refers to payments made and R$154,048 was reclassified to the trade payables.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, the recorded amount of R$3,865,006 (R$3,849,836 net of adjustment to present value) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells.

As of September 30, 2021, for 4 of them, the recommendation was that they be filled with solid material, a process that should take 3 years. For the remaining 31, the recommended actions were: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

Considering the discussions held in December 2021, the recommendation was to fill 5 more salt wells with solid material, bringing the total wells to be filled to 9. For the remaining 26 wells, the closure plan approved remains unchanged.

The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region’s stability.

The Company's actions are based on technical studies by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

In December 2021, the environmental diagnosis study indicated preliminary  proposal of actions for addressing the environmental impacts identified, which should still follow the process established in the Socio-Environmental Reparation Agreement.

The provisioned amount of R$1,991,746 (R$1,938,465 net of adjustment to present value) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring. The amount of the provision may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

52

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The current provision amounted to R$1,524,761 (R$1,442,203 net of adjustment to present value).

d. Additional measures, for which the provision amounts to R$833,575 (R$814,973 net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; (v) other measures to assist the region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes, in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists and other new developments in the matter.

The measures related to the mine closure plans are subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the outcome of the environmental diagnosis, as well as possible costs to be added in the Company's provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. In this context, the Company is currently under negotiations with the Municipality of Maceió about its requests. To date, the Company is unable to predict the results and timeframe for concluding this negotiation or its possible scope and associated costs.

It is not possible to anticipate all new claims, related to damages or other nature that may be brought by individuals or groups that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas. Braskem continues to face (see Note 24.1) and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

53

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2021.

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender’s Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company’s financial and other assets in the same amount. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation  for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the Alagoas State Prosecutors’ Office (“MPE”), the Alagoas State Public Defenders´ Office (“DPE”), the Federal Prosecutors’ Office (“MPF”) and the Federal Public Defenders’ Office (“DPU”, and jointly with the MPE, DPE and MPF, the “Authorities”), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas.

After updates of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement (“Agreement for Compensation of Residents”) to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region (“Studies”). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On September 30, 2021, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$1,168,096 under current assets (R$1,322,725 on December 31, 2020). In addition, the Company and the Authorities agreed to: (i) create a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the amount of R$1.8 million (down from the R$2 billion performance bond envisaged in the Agreement).

54

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the ongoing study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$ 1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the assessment of the Company’s Socio-Environmental program.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the  termination of thePublic-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

55

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(iii) Public-Interest Civil Action filed by the Federal Public Defender’s Office (DPU): refusal of insurance within the scope of SFH

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH (housing financial system) to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – v. item (i) above.

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Action for Damages: Pinheiro District Property

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos (“CBTU”), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$221,600 and for moral damages in the amount of R$500, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. CBTU attributes to the claim the approximate amount of R$1.3 billion. In parallel, the Company and CBTU are holding discussions to reach a better understanding of the matter.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(v) Individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On September 30, 2021, Braskem was defendant in several actions, that, in aggregate, involve the amount of approximately R$822 million (R$573 million on December 31, 2020), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

25 Long-term incentive (“LTI”) plan

In 2018, the Extraordinary Shareholders Meeting approved the Long-term Incentive Plan (“LTI Plan”), and the Board of Directors approved the "LTI Program 2018" (Note 27.1 to the 2020 financial statements). In April 2021, the LTI Program 2018 was fully settled with the delivery of shares in Braskem S.A. held in treasury. Consequently, the difference between the historical cost of the shares held in treasury (R$11,507) and the amount recorded at OCI (R$14,980) was transferred to capital reserve.

On April 14, 2021, the Board of Directors approved a new program (ratified on May 5, 2021), the “LTI Program 2021”, under the terms and conditions of the LTI Plan, including the list of eligible persons, the period for the acquisition of shares, and the number of shares to be delivered to participants as consideration for each own share acquired. The maximum number of shares the Company expects to deliver to participants under the LTI Program 2021, after the vesting period and provided that all requirements are met, is approximately 847,000 shares. The grant date of the program was May 10, 2021. The shares to be delivered by the Company to the participants of the LTI Program 2021 are those held in treasury or to be acquired via a repurchase program. If said shares cannot be delivered, the Company may pay participants in cash the amount equivalent to the shares, considering the trading price on the stock exchange on the second business day immediately before the respective payment date.

56

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

26 Equity

(a) Capital

On September 30, 2021, the Company's subscribed and paid-up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			36,472,430	10.57			36,472,430	4.57
Other		12,907,077	2.86	152,730,839	44.26	500,230	100.00	166,138,146	20.84
Total		451,668,652	100.00	344,147,506	99.74	500,230	100.00	796,316,388	99.88
Treasury shares				902,166	0.26			902,166	0.11
Total		451,668,652	100.00	345,049,672	100.00	500,230	100.00	797,218,554	99.99

Authorised		535,661,731		616,682,421		593,818		1,152,937,970

(i) American Depositary Receipts traded on the New York Stock Exchange (USA).

In the period ended September 30, 2021, 322,712 shares held in treasury were delivered to participants of the LTI Program 2018, which was fully settled in April 2021 (Note 25).

57

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

(b)     Other comprehensive income

	Attributed to shareholders' interest
	Deemed cost					Defined	Foreign
	and additional		Gain (loss)	Foreign		benefit	currency	Total
	indexation of	Fair value	on interest	sales	Cash flow	plans actuarial	translation	Braskem	Non-controlling
	PP&E	adjustments	in subsidiary	hedge	hedge	Gain (loss)	adjustment	shareholders'	interest in
	(ii)	(iii)	(i)	(iv)	(iv)	(v)	(vi)	interest	Braskem Idesa	Total

On December 31, 2019	123,614	19,545	(9,469)	(6,893,066)	(218,589)	(163,066)	2,383,492	(4,757,539)	(525,430)	(5,282,969)

Additional indexation
Realization by depreciation or write-off assets	(29,942)							(29,942)		(29,942)
Income tax and social contribution	10,181							10,181		10,181

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(576)							(576)		(576)
Income tax and social contribution	196							196		196

Fair value adjustments
Accounts receivable		229						229		229

Foreign sales hedge
Exchange rate				(10,752,004)				(10,752,004)	(502,286)	(11,254,290)
Transfer to result				1,818,484				1,818,484	87,042	1,905,526
Income tax and social contribution				2,987,568				2,987,568	124,574	3,112,142

Fair value of Cash flow hedge
Change in fair value					(1,237,661)			(1,237,661)	7,614	(1,230,047)
Transfer to result					(105,753)			(105,753)	(35,253)	(141,006)
Income tax and social contribution					453,444			453,444	8,292	461,736

Fair value of cash flow hedge from jointly-controlled (RPR)					786			786		786

ILP PLan fair value
Change in fair value		11,113						11,113	(422)	10,691
Income tax and social contribution		(3,513)						(3,513)		(3,513)

Foreign currency translation adjustment							5,010,215	5,010,215	(341,749)	4,668,466

Effect of CPC 42 / IAS 29 - hyperinflation							5,078	5,078		5,078

On September 30, 2020	103,473	27,374	(9,469)	(12,839,018)	(1,107,773)	(163,066)	7,398,785	(6,589,694)	(1,177,618)	(7,767,312)

58

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

	Attributed to shareholders' interest
	Deemed cost					Defined	Foreign
	and additional		Gain (loss)	Foreign		benefit	currency	Total
	indexation of	Fair value	on interest	sales	Cash flow	plans actuarial	translation	Braskem	Non-controlling
	PP&E	adjustments	in subsidiary	hedge	hedge	Gain (loss)	adjustment	shareholders'	interest in
	(ii)	(iii)	(i)	(iv)	(iv)	(v)	(vi)	interest	Braskem Idesa	Total

On December 31, 2020	96,571	31,287	(5,774)	(9,972,757)	(609,197)	(163,714)	5,445,695	(5,177,889)	(923,014)	(6,100,903)

Additional indexation
Realization by depreciation or write-off assets	(29,733)							(29,733)		(29,733)
Income tax and social contribution	10,110							10,110		10,110

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets	(818)							(818)		(818)
Income tax and social contribution	278							278		278

Fair value adjustments
Accounts receivable		52						52		52

Foreign sales hedge
Exchange rate				(1,390,870)				(1,390,870)	(76,897)	(1,467,767)
Transfer to result				1,783,949				1,783,949	92,108	1,876,057
Income tax and social contribution				(131,821)				(131,821)	(4,563)	(136,384)

Fair value of Cash flow hedge
Change in fair value					110,071			110,071		110,071
Transfer to result					75,954			75,954	25,319	101,273
Income tax and social contribution					(60,210)			(60,210)	(7,596)	(67,806)

Fair value of cash flow hedge from jointly-controlled (RPR)					1,239			1,239		1,239

Actuarial loss with post-employment benefits, net of taxes						1,067		1,067		1,067

ILP PLan fair value
Change in fair value		(17,220)						(17,220)	(132)	(17,352)
Income tax and social contribution		12,737						12,737		12,737

Foreign currency translation adjustment							1,084,902	1,084,902	(32,500)	1,052,402

Effect of IAS 29 - hyperinflation							25,386	25,386		25,386

On September 30, 2021	76,408	26,856	(5,774)	(9,711,499)	(482,143)	(162,647)	6,555,983	(3,702,816)	(927,275)	(4,630,091)

59

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

27 Earnings per share

The table below show the reconciliation of profit or loss for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

	Basic and diluted
	Sep/2021	Sep/2020

Profit (loss) for the period attributed to Company's shareholders	12,857,659	(7,537,950)

Distribution of priority dividends attributable to:
Preferred shares class "A"	208,564
Preferred shares class "B"	303
	208,867

Distribution of 6% of unit price of common shares	273,726

Distribution of excess profits, by class:
Common shares	7,024,614
Preferred shares class "A"	5,350,452
	12,375,066

Reconciliation of income available for distribution, by class (numerator):
Common shares	7,298,340	(4,277,247)
Preferred shares class "A"	5,559,016	(3,255,966)
Preferred shares class "B"	303	(4,737)
	12,857,659	(7,537,950)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	344,023,386	343,823,481
Preferred shares class "B"	500,230	500,230
	796,192,268	795,992,363

Profit (loss) per share (in R$)
Common shares	16.1586	(9.4699)
Preferred shares class "A"	16.1588	(9.4699)
Preferred shares class "B"	0.6057	(9.4699)

60

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

Weighting of shares

		Sep/2021
	Preferred shares
		Class "A"
	Outstanding	Weighted
	shares	average

Amount at beginning of the period	343,824,794	343,824,794

Incentive long term plan payments with treasury shares	322,712	198,592

Amount at the end of the period	344,147,506	344,023,386

28 Net revenues

	Sep/2021	Sep/2020
Sales revenue
Domestic market
Revenue	52,924,610	28,836,219
Rebates	(76,649)	(82,554)
	52,847,961	28,753,665
Foreign market
Revenue	37,187,212	18,571,584
Rebates	(45,667)	(43,849)
	37,141,545	18,527,735
	89,989,506	47,281,400

Sales and services deductions
Taxes
Domestic market	(12,128,478)	(7,259,647)
Foreign market	(41,340)	(30,743)
Sales returns
Domestic market	(290,822)	(105,925)
Foreign market	(115,770)	(79,964)

	(12,576,410)	(7,476,279)
Net sales and services revenue	77,413,096	39,805,121

61

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

29 Other income (expenses), net

	Note	Sep/2021	Sep/2020

Other income
PIS and COFINS credits - exclusion of ICMS from the calculation basis	8	1,031,099	199,826
Fixed assets disposal results		39,719	(3,941)
Fine on supply contract of raw material		33,796	282,560
Tax credits recovery		22,100	194,933
Other		108,996	143,496
		1,235,710	816,874

Other expenses
Provision for environmental liabilities and other damages	21	(557,378)	(45,763)
Fine on purchase and sale contracts		(120,547)
Allowance for attorney´s fees and judicial claims, net of reversals		(80,893)	(29,924)
Expenses with plant maintenance		(24,689)	(67,296)
Provision for damages - Alagoas	24	(835,332)	(5,143,395)
Other		(131,711)	(93,862)
		(1,750,550)	(5,380,240)

30 Financial results

	Note	Sep/2021	Sep/2020
Financial income
Interest income		298,224	247,413
Monetary variations on tax credits	8(a)	1,018,374	135,299
Other		275,048	115,767
		1,591,646	498,479

Financial expenses
Interest expenses		(2,161,617)	(2,229,569)
Monetary variations on fiscal debts		(70,770)	(69,482)
Discounts granted		(63,717)	(57,074)
Loans transaction costs - amortization		(590,884)	(122,342)
Adjustment to present value - appropriation		(126,148)	(182,353)
Interest expense on leases		(115,983)	(126,354)
Losses on derivatives		(857,942)	(605,864)
Other		(282,728)	(289,521)
		(4,269,789)	(3,682,559)

Exchange rate variations, net
On financial assets		60,265	316,244
On financial liabilities		(2,990,943)	(7,641,824)
		(2,930,678)	(7,325,580)

Total		(5,608,821)	(10,509,660)

62

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

31 Expenses by nature and function

	Sep/2021	Sep/2020

Classification by nature:
Raw materials other inputs	(45,097,376)	(26,646,985)
Personnel expenses	(2,542,467)	(2,212,113)
Outsourced services	(2,101,880)	(1,534,234)
Depreciation and amortization	(2,812,758)	(3,001,589)
Freights	(2,104,789)	(1,690,145)
Costs of idle industrial plants	(232,748)	(340,672)
Provision - geological event in Alagoas	(835,332)	(5,143,395)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	1,031,099	199,826
Other general and administrative expenses	(1,298,589)	(618,902)
Total	(55,994,840)	(40,988,209)

Classification by function:
Cost of products sold	(52,057,968)	(33,533,365)
Selling and distribution	(1,475,809)	(1,369,619)
(Loss) reversals for impairment of trade accounts receivable	2,925	(15,036)
General and administrative	(1,751,153)	(1,333,961)
Research and development	(197,995)	(172,862)
Other income	1,235,710	816,874
Other expenses	(1,750,550)	(5,380,240)
Total	(55,994,840)	(40,988,209)

32 Segment information

								Sep/2021
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity-accounted	income		Consolidated
	revenue	sold	profit	expenses	investees	(expenses), net
Reporting segments
Brazil	49,770,138	(33,725,131)	16,045,007	(1,137,703)		(580,909)		14,326,395
USA and Europe	24,986,945	(17,609,468)	7,377,477	(651,549)		(35,835)		6,690,093
Mexico	4,599,857	(2,346,057)	2,253,800	(340,628)		(5,783)		1,907,389
Total	79,356,940	(53,680,656)	25,676,284	(2,129,880)		(622,527)		22,923,877

Other segments	256,408	(162,548)	93,860	59,780	(1,097)	1,439		153,982
Corporate unit				(1,340,488)		115,218	(i)	(1,225,270)

Braskem consolidated before eliminations and reclassifications	79,613,348	(53,843,204)	25,770,144	(3,410,588)	(1,097)	(505,870)		21,852,589

Eliminations and reclassifications	(2,200,252)	1,785,236	(415,016)	(11,444)		(8,970)		(435,430)

Total	77,413,096	(52,057,968)	25,355,128	(3,422,032)	(1,097)	(514,840)		21,417,159

(i)	Includes the amount of R$1,031,099 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 8(a)).

63

Braskem S.A. Notes to the unaudited condensed consolidated interim financial statements at September 30, 2021 All amounts in thousands, except as otherwise stated

							Sep/2020
				Operating expenses
	Net	Cost of		Selling, general	Results from	Other operating
	sales	products	Gross	and distribuition	equity-accounted	income	Consolidated
	revenue	sold	profit	expenses	investees	(expenses), net
Reporting segments
Brazil	27,615,688	(23,008,516)	4,607,172	(1,090,466)		(5,100,324)	(1,583,618)
USA and Europe	10,044,377	(8,593,013)	1,451,364	(502,267)		28,958	978,055
Mexico	2,878,725	(2,201,474)	677,251	(312,576)		251,950	616,625
Total	40,538,790	(33,803,003)	6,735,787	(1,905,309)		(4,819,416)	11,062

Other segments	220,352	(137,402)	82,950	47,514	(19,893)	7,115	117,686
Corporate unit				(1,019,349)		256,243	(763,106)

Braskem consolidated before eliminations and reclassifications	40,759,142	(33,940,405)	6,818,737	(2,877,144)	(19,893)	(4,556,058)	(634,358)

Eliminations and reclassifications	(954,021)	407,040	(546,981)	(14,334)		(7,308)	(568,623)

Total	39,805,121	(33,533,365)	6,271,756	(2,891,478)	(19,893)	(4,563,366)	(1,202,981)

33 Contractual obligations

The Company has various obligations under energy agreements. Part of these long-term agreements related to the acquisition of renewable wind and solar energy, effective until 2042, amount to R$2.625.823 on the date of this interim financial information.

34 Subsequent events

(a)	In October 2021, the subsidiary Braskem Idesa issued US$1.2 billion in sustainability-linked bonds (SLB). The bonds due in 10 years have an interest rate of 7% p.a., which may be increased by up to 37.5 bps if certain conditions are not met. The proceeds obtained from the bonds plus a credit line of US$150 million were used to settle a Project Finance agreement signed in 2012 (Note 15). As a result, all cash flows designated and not yet realized will be discontinued. The balance under Other Comprehensive Income will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales as disclosed in note 18.3 (a.ii).
(b)	In a meeting held on December 2, 2021, the Board of Directors approved the early distribution of dividends for fiscal year 2021, in the total amount of R$6,000,000, corresponding to the gross amount of R$7.53904879 per common share or class “A” preferred share, and of R$0,60603214 per class “B”, which were paid on December 20, 2021.
(c)	In December 2021, the revolving credit facility in the amount of US$1 billion (R$5.4 billion) mentioned in Note 2.4, used when necessary to maintain the Company´s financial health and liquidity, was extended to December 2026. In addition, by the approval date of this consolidated interim financial information, the credit line was not borrowed by the Company.

(d)	In October 2021, the Company obtained provisional relief to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income taxes calculation basis as of 2021, which will result in a reduction in cash disbursement in 2021 of approximately R$1.1 billion. This decision considers the Company's thesis defense that incentives and benefits are investment subsidies, under article 30 of Law 12973/2014 and Complementary Law 160/2017, and, consequently, are not taxable for income tax purposes. The subject matter is under evaluation by relevant bodies. Given the initial stage of the lawsuit and the diversity of incentives and benefits granted by the States, based on its assessment and external legal advisors, the Company considered the matter an uncertain tax treatment; therefore, the amount of R$1.1 billion will remain recorded in the annual financial statements as taxes payable.

(e)	As mentioned in Note 24, in December 2021, as part of the Company’s actions, additional measures were included in the salt well closure plan and preliminary actions related to the progress of environmental diagnosis. The resulting actions and updates arising from the normal course of measures in progress were recorded in this condensed consolidated interim financial information, in the amount of R$904 million, net of present value adjustment. Other events, such as monetary update of the socio-environmental agreement and additional measures for maintenance of the areas, which are classified as non-adjusting events in accordance with IAS 10, will be recorded in the annual financial statements of 2021 and are estimated at R$542 million, net of present value adjustment.

(f)	On January 5, 2022, Braskem S.A. issued Agribusiness Receivables Certificate (“CRA”) in the amount of R$721 million, with interest rates of IPCA inflation index plus 5.5386% per year and IPCA plus 5.5684% per year for the series maturing in 7 and 10 years, respectively.

64

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.